THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY FOR THE ANNUAL MEETING OF SHAREHOLDERS Thursday, March 4, 2004

The undersigned shareholder of MDS Inc. (the "Company") hereby appoints James A. Garner, or, failing him, Peter E. Brent, or, instead of either of them __________________________________ *

as proxy of the undersigned, to attend, act and vote in respect of all shares registered in the name of the undersigned at the Annual Meeting of the Shareholders of the Company to be held in Toronto, Ontario, Canada on Thursday, March 4, 2004 (the "Meeting"), and at any and all adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present.

* Each shareholder has the right to appoint a person or company, who need not be a shareholder, to attend and act on his or her behalf at the Meeting, other than the person designated in this form of proxy. Such right may be exercised by striking out the printed names and by inserting in the space provided the name of the person or company to be appointed.

This proxy will be voted in accordance with the instructions specified. Where no choice is specified, this proxy will be voted FOR the Election of Directors and FOR the Appointment of Auditors. Without limiting the general powers and authority hereby conferred on the proxy, the shares represented by this proxy are specifically directed to be voted or withheld from being voted as follows:

1. [ ] Vote for or [ ] Withhold from voting in the election of all director nominees

2. [ ] Vote for or [ ] Withold from voting in the Appointment of Auditors

This proxy confers discretionary authority for the above-named persons to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying this proxy and any other matter which may properly come before the Meeting.

Notes

  This proxy must be signed by a shareholder or his or her attorney duly authorized in writing . If you are an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.
  If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the name must be printed in the space provided. This proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other shareholder must be attached to this proxy.
  Some shareholders may own shares as both a Registered Shareholder and as a Beneficial Shareholder, in which case, you may receive more than one Proxy Circular and will need to vote separately as a Registered Shareholder and as a Beneficial Shareholder. Beneficial Shareholders may be forwarded either a proxy already signed by the Intermediary or a voting instruction form to allow them to direct the voting of shares they beneficially own. Beneficial Shareholders should follow instructions for voting conveyed to them by their Intermediaries.
  If a share is held by two or more persons any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote at the meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of that share.

All shareholders should refer to the accompanying Proxy Circular for further information regarding completing and use of this proxy and other information pertaining to the meeting.

Please sign: X_____________________________________________________________________________________ Date___________________________2004

Instructions for submitting your proxy

BY MAIL:

complete, sign and return this form in the envelope provided to the Company's transfer agent and registrar, CIBC Mellon Trust Company, at least 48 hours (excluding weekends and holidays) prior to the Meeting or any adjournment thereof. If this proxy is not dated, it will be deemed to be dated on the date upon which it was mailed to the Company

BY INTERNET:

Go to the website www.proxyvoting.com/MDS (English and French) and follow the instructions on the website.

BY TELEPHONE (from Canada or the United States):

Using a touch-tone phone, call toll free 1-877-290-3210 (English and French) and follow the voice instructions.

Control number:

Shareholder documents

To receive the Company's Interim Reports by mail in 2004, please complete the card enclosed and return it to CIBC Mellon Trust Company. OR

To receive shareholder documents by the Internet, including quarterly reports, complete and return the enclosed white consent form to CIBC Mellon Trust Company.

NOTE: French Interim Reports are only available electronically.